EXHIBIT 12

CASCADE NATURAL GAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	30-Sep-03	30-Sep-02	30-Sep-01	30-Sep-00	30-Sep-99
	(dollars in thousands)

Fixed charges, as defined:
Interest expense	$12,363	$12,384	$10,509	$10,936	$10,486
Amortization of debt issuance expense	696	652	607	607	603

Total fixed charges	$13,059	$13,036	$11,116	$11,543	$11,089

Earnings, as defined:
Net income	$9,104	$10,762	$17,236	$15,374	$14,053
Add (deduct):
Income taxes	4,733	5,781	9,278	9,051	8,075
Fixed charges	13,059	13,036	11,116	11,543	11,089

Total earnings	$26,896	$29,579	$37,630	$35,968	$33,217
Ratio of earnings to fixed charges	2.06	2.27	3.39	3.12	3.00

Fixed charges and preferred dividend requirements:
Fixed charges	$13,059	$13,036	$11,116	$11,543	$11,089
Preferred dividend requirements	—	—	—	6	756

Total	$13,059	$13,036	$11,116	$11,549	$11,845

Ratio of earnings to fixed charges and preferred dividend requirements	2.06	2.27	3.39	3.12	2.80